Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

VIA EDGAR SYSTEM

March 8, 2007

Ms. April Sifford, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Re:

SEC (2nd) Comment Letter dated March 7, 2007 on Form 20-F/A for the year ended March 31, 2006

Commission File No. 000-30314

Dear Ms. Sifford:

We are writing in response to the Staff's comment in its letter to us dated March 7,2007.

Note 16. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 25

The staff queried as to why were the effects of the changes in exchange rates between functional currency (Canadian dollar) and the foreign currencies not reported in net income under the US GAAP. There should therefore be no difference in the treatment under Canadian GAAP and US GAAP for such item as per the staff.

RESPONSE

We believe the confusion is in the accounting treatment between realised and unrealised translation gains and losses.

Under the Canadian GAAP, both realised and unrealised exchange differences arising from translation of the foreign currency into the functional currency are included in the computation of net income.

Under the US GAAP FAS 52(15), foreign currency transaction gains or losses realised upon settlement of a foreign currency transactions are to be included in determination of  net income. We follow this policy for all our realised gains and losses on foreign currency transactions and therefore there is no difference between US and Canadian GAAP for this item.

However, as per FAS 52 (13) and FAS 130, translation adjustments resulting from translating foreign currency financials into the functional currency shall not be included in determination of net income but shall be included in other comprehensive income computation.  We therefore reclassify such unrealised translation gains and losses upon consolidation at the period end from net income as required under Canadian GAAP to other comprehensive income as required under the US GAAP.

We hope that the above clarifies the treatment under Note 16.

Please call me at 416-929-1806 with any questions regarding this letter.

Sincerely,

Sd:  Kam Shah

Bontan Corporation Inc.

By: Kam Shah, Chief Financial Officer

cc:

Ryan Milne, Division of Corporate Finance